Exhibit 8

List of all subsidiaries

1.	IncrediMail Inc., a Delaware corporation

2.	Perion Interactive Ltd., an Israeli corporation (under voluntary liquidation)

3.	Smilebox Inc., a Washington corporation

4.	SweetIM Ltd., a Belize company

5.	SweetIM Technologies Ltd., an Israeli company

6.	ClientConnect Ltd., an Israeli company

7.	ClientConnect B.V., a Netherlands company

8.	ClientConnect, Inc., a Delaware corporation